EXHIBIT 99.2 — RECOMMENDATION LETTER
[BERGER SINGERMAN, P.A. LETTERHEAD]
April 19, 2007
Ion Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, FL 33401
Attention:
Board of Directors
Independent Committee of Board of Directors
               Re:      Steven Zeiger (Ion Media Networks)
Gentlemen:
This firm represents Steven and Nancy Zeiger, who own approximately 5.7% of the Class A Common stock of Ion Media Networks, Inc. (the “Company”), as disclosed in their Schedule 13D filed earlier today. On our client’s behalf, we have reviewed the publicly available information regarding the Company and the competing restructuring proposals made by (a) Citadel/NBC (“CNBC”), as amended to date and most recently on April 11, 2007 (the “CNBC Proposal”), and (b) the Ad Hoc Committee of certain preferred stockholders of the Company (the “Ad Hoc Proposal”). We write to urge the Board and Committee to accept the CNBC Proposal.
In support of this position, we note that the publicly available information on these competing proposals reveals:
•	The CNBC Proposal is supported at least by: (a) the lengthy and mutually beneficial relationship between the Company and NBC/Universal, including their substantial previous investments in the Company, and the many synergies between the operations of the Company and those of CNBC; (b) the substantial and evident financial resources that CNBC and their corporate affiliates possess; (c) the substantial benefit that the CNBC Proposal’s One Hundred Million Dollars ($100,000,000) of fresh capital from a disclosed, financially capable source will bring to the Company’s operations; (d) as modified repeatedly in favor of the holders of the Company’s preferred stock, full and fair consideration and values for the Company’s preferred stock; and (e) a full and fair payment in respect of the Company’s common stock.

•	In contrast, the Ad Hoc Proposal has at least the following disadvantages: (a) failure to identify the principals backing the Ad Hoc Proposal; (b) failure to identify any source of capital for the payments (e.g., the payments in respect of Common Stock) required by the Ad Hoc Proposal; (c) a dependence upon a merger or bankruptcy proceeding as the means of execution for the Ad Hoc Proposal; and (d) perhaps, a reduced price for the Company’s Common Stock if interest stops accruing on their payment and keeps running under the CNBC Proposal. The Ad Hoc Proposal also presents purely a financial proposal and offers the Company none of the potential synergies presented by the business combination the CNBC Proposal contemplates.

•	The Ad Hoc Proposal’s dependence on a merger or bankruptcy proceeding as its means of execution merits further comment because both methods raise serious pitfalls. A merger would require stockholder approval that may well be impossible to obtain, while a bankruptcy proceeding would entail substantial business and legal risks that the Company should seek to avoid. For all of the reasons set forth in this letter, the Company’s common stockholders are more likely than not to disapprove of the Ad Hoc Proposal and prefer the CNBC Proposal, making stockholder approval of such a merger highly problematic. The Ad Hoc Proposal therefore includes a bankruptcy approval process as an alternative means of execution. However, a bankruptcy would create at least the following detriments and risks: (a) serious and substantial potential adverse effects that a bankruptcy can create for any business, but particularly for a business like the Company’s that depends upon its perception by public audiences and advertisers, (b) greatly increased professional and other administrative fees and liabilities (including expenses of an unsecured creditors’ committee and their professionals), (c) risk that the prepackaged deal comes unwrapped by a competing offer once the bankruptcy puts the Company in “play”, and (d) risks that any payment to common stock would be subordinated and ultimately reduced or not paid at all.

•	Although both proposals are subject to negotiation and execution of definitive documents, this situation strongly supports negotiating with CNBC first. The CNBC Proposal includes a May 7, 2007 deadline for its definitive documents. That deadline ties into complex agreements and arrangements among CNBC, the Company and the Company’s largest single common stockholder, which may make it difficult to extend that deadline. The Ad Hoc Proposal, in contrast, has a “Target Effective Date” of June 30, 2007 that does not appear connected to any external agreement or arrangement and so could be more flexible than the deadline in the CNBC Proposal.

•	In this scenario, the Company should negotiate first with CNBC because the Ad Hoc Proposal supplies more than adequate incentive to keep CNBC trading in good faith toward definitive documents, while the Ad Hoc Proposal shows every likelihood of deteriorating in the negotiation process. CNBC has demonstrated this by repeatedly improving their deal terms in response to the Ad Hoc Proposal. The Ad Hoc Proposal could even serve as a back up bid if the Company cannot reach definitive agreements on the CNBC Proposal. In contrast, if the Company negotiates the Ad Hoc Proposal first, the Company will miss the May 7 deadline for the CNBC Proposal. The Ad Hoc Proposal can only get worse for the Company as those negotiations proceed after the Company can no longer meet CNBC’s May 7 deadline. The Ad Hoc Proposal lacks any earnest money deposit, any financial commitment, and once the Company rejects the CNBC Proposal, the Ad Hoc Committee has every reason to reduce their bid.
Based on the publicly available data and documents, the Company has several compelling reasons to prefer the CNBC Proposal over the Ad Hoc Proposal. In light of the urgent timing requirements for the CNBC Proposal, the Company should convene meetings of the Independent Committee and the Board, and their respective financial advisors, promptly to consider and select the clearly more beneficial and preferable CNBC Proposal. Unless the Ad Hoc Proposal is drastically amended and supplemented to resolve the above concerns, the Company should approve and implement the CNBC Proposal.
The Board and Independent Committee have fiduciary responsibilities and duties to the Company’s common stockholders, including the Zeigers. Rejecting the CNBC Proposal to pursue the Ad Hoc Proposal would violate those responsibilities and duties. The Ad Hoc Proposal: (a) lacks a financing commitment, (b) lacks disclosed principals, (c) offers only a highly uncertain means of execution by merger or a risky chance at consummation in a bankruptcy proceeding at ruinous cost, (d) offers none of the business synergies that combining with CNBC would attain, and (e) involves substantial risks that the deal terms will deteriorate while the Company negotiates definitive documents. In this context, we fully expect that the Board and Independent Committee will faithfully and properly execute their fiduciary responsibilities and duties to approve the CNBC Proposal.
The Zeigers reserve all of their rights and remedies should the Company fail to approve the CNBC Proposal.
Please advise if we can be of any assistance to the Company in this matter.

Sincerely, BERGER SINGERMAN
/s/ Daniel Lampert
Daniel Lampert

DL:gb
cc:     Steven and Nancy Zeiger